SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)



                        Microwave Filter Inc.

                         (NAME OF ISSUER)

                     Common Stock $.10 par value

                     (TITLE OF CLASS OF SECURITIES)

                            595176108

                          (CUSIP NUMBER)

                         Paul D. Sonkin
                    Hummingbird Management, LLC
                    460 Park Avenue, 12th Floor
                    New York, New York 10022
                           212 750-7117

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                         January 22, 2008

       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



-------------------                            -----------------
CUSIP No. 595176108              13D           Page 2 of 9 Pages
-------------------                            -----------------


----------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              IRS No. 13-4082842
----------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

----------------------------------------------------------------
3.            SEC USE ONLY

----------------------------------------------------------------
4.            SOURCES OF FUNDS

              OO
----------------------------------------------------------------
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
----------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------------------------------------------------
  NUMBER OF    7.      SOLE VOTING POWER    	  162,464
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     162,464
 REPORTING
              --------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

----------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  162,464
----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

----------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   5.6%

----------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          OO
----------------------------------------------------------------


-------------------                            -----------------
CUSIP No. 595176108              13D           Page 3 of 9 Pages
-------------------                            -----------------


----------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Paul D. Sonkin
----------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

----------------------------------------------------------------
3.            SEC USE ONLY

----------------------------------------------------------------
4.            SOURCES OF FUNDS

              OO
----------------------------------------------------------------
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
----------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------------------------------------------------
  NUMBER OF    7.      SOLE VOTING POWER    	  162,464
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     162,464
 REPORTING
              --------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

----------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  162,464
----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

----------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   5.6%

----------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          OO
----------------------------------------------------------------


-------------------                            -----------------
CUSIP No. 595176108              13D           Page 4 of 9 Pages
-------------------                            -----------------


----------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Capital, LLC

----------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

----------------------------------------------------------------
3.            SEC USE ONLY

----------------------------------------------------------------
4.            SOURCES OF FUNDS

              OO
----------------------------------------------------------------
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
----------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------------------------------------------------
  NUMBER OF    7.      SOLE VOTING POWER    	  162,464
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     162,464
 REPORTING
              --------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

----------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  162,464
----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

----------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   5.6%

----------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          LP
----------------------------------------------------------------


-------------------                            -----------------
CUSIP No. 595176108              13D           Page 5 of 9 Pages
-------------------                            -----------------


----------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              The Tarsier Nanocap Value Fund, LP

----------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

----------------------------------------------------------------
3.            SEC USE ONLY

----------------------------------------------------------------
4.            SOURCES OF FUNDS

              OO
----------------------------------------------------------------
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
----------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------------------------------------------------
  NUMBER OF    7.      SOLE VOTING POWER    	  162,464
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     162,464
 REPORTING
              --------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

----------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  162,464
----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

----------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   5.6%

----------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          OO
----------------------------------------------------------------


-------------------                           -----------------
CUSIP No. 595176108            13D            Page 6 of 9 Pages
-------------------                           -----------------

ITEM 1 SECURITY AND ISSUER

         Title of Class of Securities

           Common stock

         Name and Address of Issuer

           Microwave Filter Inc
           (the "Company" or the "Issuer")
           6743 Kinne Street
           East Syracuse, NY 13057


ITEM 2 IDENTITY AND BACKGROUND

          This statement is being filed by Hummingbird Management, LLC, a Delaware limited liability company ("Hummingbird"), whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York 10022. Hummingbird acts as investment manager to
The Tarsier Nanocap Value Fund, L.P. ("Tarsier"), and has the sole investment discretion and voting authority with respect to the investments owned of record by Tarsier. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the Shares owned by Tarsier. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC, a Delaware limited liability company ("HC", and together with Tarsier, and Mr. Sonkin, the "Reporting Persons"), the general partner of Tarsier.


 	Tarsier is a Delaware limited partnership whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York, 10022 and whose principal business is investing in securities in order to achieve its investment objectives.

          Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business of Mr. Sonkin is acting as managing member of each of Hummingbird and HC. The principal business of HC is acting as general partner of Tarsier and three other limited investment partnerships. The principal office address of each of Mr. Sonkin and HC is 460 Park Avenue, 12th Floor, New York, New York 10022.


          Except as specifically described herein, during the past five years none of Hummingbird, HVF, Microcap, Tarsier, Mr. Sonkin, or HC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securitieslaws, or finding any violation with respect to such laws. On November 8, 2007, Tarsier entered into a Consent Agreement with the Bureau of Securities Regulation of the State of New Hampshire as a result of an inadvertent late filing of Form D. Pursuant to the Consent Agreement, Tarsier agreed to comply with all applicable requirements under the New Hampshire Uniform Securities Act and to pay administrative fine and back renewal fees of approximately $2,500.


-------------------                          -----------------
CUSIP No. 595176108            13D           Page 7 of 9 Pages
-------------------                          -----------------

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of February 12, 2008, Hummingbird has caused Tarsier to invest approximately $136,392 in the Shares of the Issuer using its working capital.


ITEM 4 PURPOSE OF TRANSACTION

         The Shares were acquired for investment purposes. However, Hummingbird may hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make may affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. Hummingbird intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Hummingbird, Hummingbird may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of Tarsier, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned Tarsier for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 162,464 Shares representing approximately 5.6% of the outstanding Common Stock, $.10 of the Issuer (based upon 2,894,821 shares of Common Stock outstanding as of December 1, 2007, as reported on Form 10-KSB for the period ended September 30, 2007.) Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.


         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 162,464 shares representing approximately 5.6% of the outstanding Common Stock, $.10 par value, of the Issuer (based upon 2,894,821 shares of Common Stock outstanding as of December 1, 2007, as reported on Form 10-KSB for the period ended September 30, 2007.) Mr. Sonkin disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.



-------------------                           -----------------
CUSIP No. 595176108            13D            Page 8 of 9 Pages
-------------------                           -----------------

         (c) Hummingbird caused Tarsier to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------

12/14/2007	open market purchase	 5,000		0.700
12/24/2007	open market purchase	10,000		0.600
12/28/2007	open market purchase	 5,000		0.700
12/31/2007	open market purchase	 9,000		0.700
1/10/2008	open market purchase	 1,000		0.700
1/18/2008	open market purchase	 2,500		0.800
1/22/2008	open market purchase	 4,500		0.700
2/6/2008	open market purchase	12,500		0.850
2/8/2008	open market purchase	 3,500		0.890
2/11/2008	open market purchase	 1,000		0.930



ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


-------------------                              -----------------
CUSIP No. 595176108            13D                Page 9 of 9 Pages
-------------------                              -----------------

                                      SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 2007          HUMMINGBIRD MANAGEMENT, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                         /s/ Paul D. Sonkin
                                        -----------------------------
                                        PAUL D. SONKIN



                                   TARSIER NANOCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin